David W. Freese

Associate

+1.215.963.5862

david.freese@morganlewis.com

September 29, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 241, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 245, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the CCT Thematic Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Chevy Chase Trust Company (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please confirm that the Fund’s ticker symbol will be updated on EDGAR and the prospectus and SAI cover pages.

Response. The Trust confirms that the Fund’s ticker symbol will be updated on EDGAR and on the prospectus and SAI cover pages.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Rebecca Marquigny, Esq.

September 29, 2020

Comments on the Prospectus

2.	Comment. The Staff notes that the disclosures relating to the optional internet availability of investment company shareholder reports, Investment Company Act Release No. 33115, does not meet the requirements of Rule 498(b)(1)(vii) and Rule 30e-3 under the 1940 Act. In particular the disclosure does not provide a website address specific enough to lead investors to the relevant report, a toll free or collect telephone number, or directions for shareholders to mail such request.

Response. The Trust believes that the referenced disclosure complies with the requirements of Rule 498(b)(1)(viii) and Item 27(d)(7) of Form N-1A, and thus the requirements of Rule 30e-3. In particular, Rule 498(b)(1)(viii) and Item 27(d)(7) of Form N-1A do not require that a specific website be provided in the referenced disclosure, which notifies Fund shareholders that shareholder reports will be provided electronically beginning January 1, 2021. Rather, Rule 498(b)(1)(viii) and Item 27(d)(7) of Form N-1A provide that funds must disclose, during the two-year transition period contemplated by Rule 30e-3, that “the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.” Accordingly, the Trust respectfully declines to make the requested change. Further, Rule 498(b)(1)(viii) and Item 27(d)(7) do not specify whether a fund must include in the disclosure a toll-free telephone number that shareholders may call, or an address to which shareholders may write, to request paper copies of shareholder reports. Rather, Rule 498(b)(1)(viii) and Item 27(d)(7) of Form N-1A provide that a fund must only “insert instructions” on how shareholders may do so. Notwithstanding the foregoing, the telephone number to be inserted in the referenced disclosure will be toll-free, and the requested disclosure has been added.

3.	Comment. Please clarify the phrase “fees and expenses incurred in connection with tax reclaim recovery services” in footnote two to the Fund’s fee table.

Response. The requested change has been made.

4.	Comment. In the “Principal Investment Strategies” section:

a.       Please add disclosures clarifying the American Depository Receipts (“ADRs”) strategy, specifically does the Fund anticipate investing in sponsored or unsponsored ADRs? If unsponsored, please add corresponding disclosures clarifying what that means.

Response. The Fund may invest in unsponsored ADRs. Therefore, the requested change has been made.

Rebecca Marquigny, Esq.

September 29, 2020

b.       Please clarify the meaning of the term “secular.”

Response. The requested change has been made.

c.       Please revise the following phrases in Plain English: (i) “powerful secular trends;” (ii) “focused, high-conviction portfolio;” (iii) “potentially disrupted by creative destruction;” and (iv) “long term, secular tailwinds.”

Response. The requested changes have been made.

d.       Under the second bullet point, please (i) clarify the phrase “potentially profitable investment themes,” and (ii) provide examples conveying the difference between the trends that support the kinds of themes for which the Adviser looks and trends that may not qualify as investment themes.

Response. (i) The requested change has been made. (ii) The requested change has been made in the “More Information about the Fund’s Investment Objective and Strategies” section.

e.       Under the third bullet point, please clarify how the Adviser identifies “scenarios where the market will begin to discount” profitability and provide examples of these scenarios.

Response. The requested change has been made in the “More Information about the Fund’s Investment Objective and Strategies” section.

f.       In the fourth bullet, please clarify the factors that the Adviser uses to determine what qualifies as an appropriately sized position or thematic weight “given the broader macroeconomic environment.”

Response. The requested change has been made.

g.       With regard to the fourth full paragraph: (i) Instruction 3 to Item 9(b)(1) of Form N-1A provides that a negative strategy is not a principle investment strategy. Therefore, please delete the phrase “The Adviser’s strategy is designed to not use quantitative screens, or geographic or style limitations.” (ii) Please explain in greater detail the securities that form the Fund’s initial universe of stocks. (iii) Please provide additional information for what qualifies as a disruptive change.

Response. During the time since the Amendment was filed, the Fund determined to delete the referenced paragraph.

Rebecca Marquigny, Esq.

September 29, 2020

h.       With regard to the fifth full paragraph, regarding the phrase “whether other investors may begin to discount the change or disruption into their valuation models,” please describe in greater detail the basis on which the Adviser assesses whether “other investors may begin to discount the change or disruption into their valuation models within a reasonable (three to five year) timeframe.”

Response. The Trust believes that the referenced disclosure provides sufficient detail on the Adviser’s investment process with respect to company metrics. The Trust does not believe that Form N-1A requires the level of detail into the Adviser’s investment process requested by this Comment. Therefore, the Trust respectfully declines to make the requested change.

5.	Comment. In the “Principal Risks” section:

a.       Under “Equity Market Risk,” the Staff notes that included is a reference to a “pandemic or natural disaster.” Please tailor this reference to the current COVID-19 circumstances, or in the alternate explain supplementally why revisions are not appropriate.

Response. The Adviser believes that the principal risk of pandemics, including COVID-19, as they relate to the Fund is the risk that pandemics may cause general economic harm that negatively impacts the companies in which the Fund invests and, in turn, the Fund’s performance. Accordingly, no changes have been made to the referenced disclosure.

b.       Under “Sector Risk,” please (i) consider relocating the first sentence to the “Principal Investment Strategies” section and (ii) identify any sectors on which the Adviser anticipates to focus on, and whether COVID-19 will materially affect these sectors.

Response. (i) The requested change has been made. (ii) The Adviser confirms that the Fund does not have a principal investment strategy to focus in any particular sector. Rather, at any particular time, the Fund may focus on one sector over another. The particular sector and degree of focus will depend upon the themes that the Adviser views as prevailing in the marketplace at that time. Therefore, the Fund discloses to investors in the current “Sector Risk” that the Fund could be exposed significantly to a sector at any given time and that such exposure presents risk. The Fund believes that this disclosure reflects the principal risk of sector exposure to investments in the Fund and, therefore, respectfully declines to make the requested change.

c.       The “Principal Investment Strategies” section discloses that the Fund will invest in ADRs but not in securities denominated in foreign currencies. Given that the Fund discloses “Foreign Currency Risk,” please revise the “Principal Investment Strategies” section to disclose that the Fund will invest in securities denominated in foreign currencies, if applicable. Alternatively, please consider deleting “Foreign Currency Risk.”

Rebecca Marquigny, Esq.

September 29, 2020

Response. The “Principal Investment Strategies” section discloses that the Fund may invest in equity securities of non-U.S. issuers. The Trust believes that it is implicit that a security issued by a non-U.S. company may be denominated in non-U.S. currencies and thus does not believe it is necessary to disclose as such in the “Principal Investment Strategies” section. Rather, the Trust believes that such disclosure is appropriately located in the “Principal Risks” section in the context of disclosing the risks applicable to investments in securities denominated in foreign currencies. Accordingly, the Trust believes it is appropriate to disclose “Foreign Currency Risk” and respectfully declines to make the requested change in the “Principal Investment Strategies” section.

d.       Under “American Depository Receipts Risk,” please specifically refer to inflation and exchange rate risk.

Response. The requested change has been made with respect to disclosure of inflation risk. The Trust notes that the referenced disclosure currently discloses risks relating to currency movements. Accordingly, no disclosure has been added relating to exchange rate risk.

e.       Under “REITs Risk,” please (i) add disclosure relating to the risks of direct ownership of real estate; and (ii) consider adding REIT-related tax risks.

Response. (i) The requested changed has been made. (ii) The Trust notes that REIT-related tax risks are disclosed under the “More Information about Risks” section. Accordingly, no disclosure has been added to the corresponding disclosure in the “Principal Risks” section.

f.       Please add a risk factor disclosing the principal risks associated with the Adviser’s thematic investment strategy used to manage the Fund’s portfolio, separate from “Management Risk.”

Response. The requested change has been made.

6.	Comment. In the “Performance Information” section, please provide additional detail on the type of “current” performance information available to investors.

Response. Item 4(b)(2)(i) of Form N-1A provides: “If applicable, include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.” The Fund believes that the current Prospectus disclosure satisfies this requirement. The Fund notes that its telephone contact center will provide performance information for any period that an investor requests, as long as that performance is published on approved marketing materials.

Rebecca Marquigny, Esq.

September 29, 2020

7.	Comment. In the “Tax Information” section, please consider deleting the phrase “such as a 401(k) plan or individual retirement account (“IRA”)” if it is not relevant to the Fund’s target shareholder base.

Response. The requested change has been made.

8.	Comment. In the “More Information about the Fund’s Investment Objective and Strategies” section, please include a more detailed discussion of the “Principal Investment Strategies” disclosed pursuant to Item 4 of Form N-1A, including more information about how the identified combination of principal strategies and instruments are used to inform the instruments in which the Fund may invest.

Response. The requested change has been made.

9.	Comment. (i) In the “Portfolio Managers” sections, per Items 5(b) and 10(a)(2) of Form N-1A, please disclose whether the portfolios managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. (ii) Further, per Item 10(a)(2) of Form N-1A, please provide a brief description of the roles of the portfolio management team.

Response. (i) The requested change has been made. (ii) The Trust believes that the portfolio managers’ titles as “Chief Investment Officer” and “Portfolio Manager” describe each portfolio manager’s role on the investment team in accordance with Item 10(a)(2) of Form N-1A. Accordingly, no additional disclosure has been added in response to this Comment.

10.	Comment. In the “Information about Portfolio Holdings” section, please include a reference to the Fund’s website if a description of the Fund’s policies and procedures with respect to the circumstances under which the Fund discloses its portfolio holdings will be available on the Fund’s website, in accordance with Item 9(d) of Form N-1A.

Response. A description of the Fund’s policies and procedures with respect to the circumstances under which the Fund discloses its portfolio holdings will not be available on the Fund’s website. Accordingly, no disclosure has been added in response to this Comment.

Rebecca Marquigny, Esq.

September 29, 2020

11.	Comment. In the “Investment Adviser” section,

a.       Per Item 10(A)(1)(iii) of Form N-1A, please state the period covered by the Fund’s first annual or semiannual report.

Response. The requested change has been made.

b.       In the second to last paragraph, please insert the word “rolling” before “three-year period.”

Response. The requested change has been made.

12.	Comment. In the “How to Purchase Fund Shares” section, please identify the Fund’s transfer agent by name, and confirm that the disclosure provides investors with information necessary to purchase Fund shares directly from the Fund.

Response. The requested change has been made, and the Trust confirms that it believes the “How to Purchase Fund Shares” section provides adequate disclosure to investors, including institutional investors, on how to purchase Fund shares directly from the Fund.

13.	Comment. In the “Taxes” section,

a.       Under the third paragraph, please consider revising the section based on the assumed sophistication of institutional investors.

Response. The Fund has reviewed the referenced disclosure and determined it is appropriate. Individual investors that satisfy the investment minimum, which may be waived, may also purchase Fund shares. Accordingly, no changes have been made in response to this Comment.

b.       The disclosures include references to foreign tax treatment. If the Adviser considers investing in foreign securities to this level please consider disclosing in the “Principal Investment Strategies” section.

Response. The Fund does not have a principal investment strategy to invest a particular percentage of its net assets in non-U.S. securities. Accordingly, no changes have been made in response to this Comment.

14.	Comment. On the back cover page, please disclose the Fund’s website, if applicable.

Rebecca Marquigny, Esq.

September 29, 2020

Response. The Fund will not have an operational website upon launch. Therefore, no disclosure has been added in response to this Comment. The Fund confirms that it either will have a website operational at the time necessary to satisfy the requirements of Rule 30e-3 under the 1940 Act, or will not rely on Rule 30e-3 until it has an operational website.

Comments on the SAI

15.	Comment. Under “Description of Permitted Investments - Micro, Small and Medium Capitalization Issuers,” please indicate the capitalization ranges that correspond to micro, small- and medium-capitalization issuers.

Response. The Trust is not aware of any legal requirement to include the requested disclosure in a fund’s registration statement where the fund’s name does not suggest a focus on investments in securities of issuers in a certain capitalization range. Therefore, the Trust respectfully declines to make the requested change.

16.	Comment. In the “Description of Permitted Investments - Investments in China A Shares” section,

a.       Under the “Legal/Beneficial Ownership” paragraph, the disclosure states “that the Fund and its custodian will have no legal relationship with HKSCC and no direct legal recourse against HKSCC in the event that the Fund suffers losses resulting from the performance or insolvency of HKSCC.” Please disclose the practical effect of this scenario on the Fund and its shareholders.

Response. The requested change has been made.

b.       Under the “Day Trading Restrictions” paragraph, please clarify whether the restrictions relate to trading in Fund shares or portfolio securities held by the Fund? If it is the former, please describe how this restriction is administered (e.g., if shares are purchased on consecutive days).

Response. The Trust confirms that the disclosure relates to portfolio securities held by the Fund. Accordingly, no disclosure updates have been made in response to this Comment.

c.       Under the “Investor Compensation” paragraph, please clarify the phrase “Chinese local investor compensation schemes”? Please provide greater context as to why the Fund will not benefit and what impact this will have on the Fund’s shares.

Response. The requested change has been made.

Rebecca Marquigny, Esq.

September 29, 2020

17.	Comment. In the “Description of Permitted Investments - Repurchase Agreements” section,

a.       If the Fund will invest principally in repurchase agreements, please revise the Prospectus disclosures accordingly.

Response. The Adviser confirms that it does not currently expect investments in repurchase agreements to be part of the Fund’s principal investment strategies. Accordingly, no disclosure updates have been made in response to this Comment.

b.       Please supplementally explain to the Staff the circumstances under which “other considerations so warrant” substantial investments in repurchase agreements.

Response. The investments of the Fund in repurchase agreements, at times, may be substantial when, in the view of the Adviser, such investments are warranted by liquidity considerations or are otherwise determined by the Adviser to be in the best interest of the Fund. In response to this Comment, the last sentence of the referenced section has been revised to read as follows:

The investments of the Fund in repurchase agreements, at times, may be substantial when, in the view of the Adviser, such investments are warranted by liquidity considerations or are otherwise determined by the Adviser to be in the best interest of the Fund.

18.	Comment. Under the “Investment Limitations” section,

a.       The fifth Fundamental Policy and the first Non-Fundamental Policy can be read to be in conflict. Please reconcile these two Policies in the disclosure and provide a supplemental explanation of the differences of these two Policies and the effect of having both policies.

Response. The Fundamental Policy permits the Fund to purchase real estate, except as prohibited by applicable law, while the Non-Fundamental Policy prohibits the Fund from investing in unmarketable interests in real estate limited partnerships or investing directly in real estate. The Trust does not believe these two policies are in conflict. Rather, the Policies are designed to permit the non-fundamental restrictions on the Fund’s investments in real estate to be removed without shareholder approval.

Rebecca Marquigny, Esq.

September 29, 2020

b.       (i) It is the Staff’s position that a fund must comply with its Fundamental Policy regarding industry concentration at all times and not solely at the time of investment, such that a later increase or decrease in the value of a fund’s portfolio assets resulting from changes in values or assets may constitute a violation of such policy. Please supplementally provide support for the Trust’s current disclosure. (ii) Please confirm that the Fund’s policies disclosed in the last paragraph of this section are managed consistently with the Fund’s liquidity risk management program.

Response. (i) Guide 19 to Form N-1A provides:

“If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry. However, when securities of a given industry come to constitute more than 25 percent of the value of the registrant’s assets by reason of changes in value of either the concentrated securities or the other securities, the excess need not be sold.”

While Guide 19 has been rescinded, the Trust is not aware of any formal guidance from the SEC or the Staff that sets forth a position contrary to the above quoted statement.

(ii) The Trust confirms that the Fund’s policies disclosed in the last paragraph of the section are managed consistently with the Fund’s liquidity risk management program.

19.	Comment. In “The Adviser” section, please update the disclosure regarding the Board’s approval of the investment advisory agreement in person if the Trust relies on the SEC’s relief regarding approval of investment advisory agreements during the COVID-19 pandemic.

Response. The requested change has been made.

20.	Comment. Under “The Portfolio Managers” section,

a.       In the “Compensation” paragraph, please clarify the phrase “The profit sharing award is deferred for four years when it cliff vests.”

Response. The requested change has been made.

b.       In the “Fund Shares Owned by the Portfolio Managers” paragraph, please delete the reference to the table.

Rebecca Marquigny, Esq.

September 29, 2020

Response. The requested change has been made.

c.       In the “Other Accounts” paragraph, please describe what constitutes the “Other Accounts” referenced in the table.

Response. The requested change has been made.

d.       In the “Conflicts of Interest” paragraphs, please remove references to “potential” or “theoretical” conflicts.

Response. The requested changes have been made.

e.       In the “Conflicts of Interest” paragraphs, please disclose that the Adviser has adopted policies and procedures reasonably designed to allocate investment opportunities to clients fairly over time.

Response. The Fund notes that the final two paragraphs of this section included in the Amendment have been deleted. The remaining paragraph now discloses:

The Adviser’s portfolio managers’ management of other accounts gives rise to conflicts of interest in connection with their management of the Fund’s investments, on the one hand, and the investments of the other accounts, on the other. The other accounts might have similar investment objectives as the Fund or hold, purchase or sell securities that are eligible to be held, purchased or sold by the Fund. This conflict of interest may be exacerbated to the extent that its portfolio managers receive, or expect to receive, greater compensation from their management of the other accounts than from the Fund. While the portfolio managers’ management of other accounts give rise to conflicts of interest, the Adviser does not believe that the conflicts are material or, to the extent any such conflicts are material, the Adviser believes that it has reasonably designed policies and procedures to manage those conflicts in an appropriate way. The Adviser has adopted policies and procedures reasonably designed to allocate investment opportunities among its client accounts fairly over time.

Item 20(a)(iv) of Form N-1A requires that the Fund disclose “material conflicts in allocation of investment opportunities between the Fund and other accounts managed by the Portfolio Manager.” The Trust does not believe that Item 20(a)(iv) of Form N-1A requires that the Fund disclose in detail the particular policies and procedures the Adviser has adopted to allocate investments among its clients. Rather, the Trust believes that the disclosure in the remaining Conflicts of Interest paragraph, as modified in response to Comment 20(d), satisfies the requirement of Item 20(a)(iv) to disclose the material conflict.

Rebecca Marquigny, Esq.

September 29, 2020

f.       Please supplementally discuss the policies and procedures the Adviser has adopted to address conflicts that arise with respect to security allocation when other accounts pay the Adviser a higher management fee than the Fund.

Response. The Adviser represents that (i) it will aggregate Fund trades with other accounts it manages pursuant to substantially the same strategy and generally will allocate executed trades on a pro rata basis and (ii) the placement of trades into the market for the aggregated accounts will be rotated with directed brokerage accounts.

21.	Comment. Under the “Administrator” section:

a.       Please disclose whether the Administrator is an SEC-registered transfer agent, if applicable.

Response. The Administrator is not a SEC-registered transfer agent. However, an affiliate of the Administrator, SEI Institutional Transfer Agent, Inc., is a SEC-registered transfer agent. Accordingly, no disclosure has been added in response to this Comment.

b.       Please describe the Trust’s service provider structure.

Response. The investment adviser to each series of the Trust selects and recommends that the Board approve the series’ primary service providers. Generally, SEI Investments Global Funds Services will serve as administrator and SEI Investments Distribution Co. will serve as principal underwriter, subject to approval by the Board.

22.	Comment. In the “Trustees and Officers of the Trust” Section,

a.       Please delete the last sentence of the eighth paragraph under the “Responsibilities of the Board” subsection.

Response. The requested change has been made.

b.       In accordance with Item 17(b)(2)(iii) of Form N-1A, please disclose the number of meetings the fair value pricing committee had during the prior fiscal year.

Rebecca Marquigny, Esq.

September 29, 2020

Response. Item 17(b)(2) of Form N-1A relates to “standing committees of the Fund’s board of directors.” The Fair Value Pricing Committee is not a standing committee of the Board, but is instead a committee established by the Board that is composed of various representatives of the Trust’s service providers, as appointed by the Board. Accordingly, disclosure regarding the Fair Value Pricing Committee has been removed from the “Trustees and Officers of the Trust - Board Committees” section.

c.       Under the “Fund Shares Owned by Board Members” table, please explain supplementally how “family of investment companies” is defined.

Response. The Fund is the only fund in the “family of investment companies” because (i) the Adviser does not serve as investment adviser to any other registered investment company; and (ii) while the Distributor serves as principal underwriter for other registered investment companies, no such registered investment company holds itself out to investors as a related company to the Fund for purposes of investment and investor services, as the Adviser does not serve as investment adviser to any such company. Therefore, no other registered investment company shares the same investment adviser or principal underwriter as the Fund and holds itself out to investors as a related company for purposes of investment and investor services.

23.	Comment. Regarding the “Purchasing and Redeeming Shares” section,

a.       Please explain to the Staff supplementally how a redemption in kind would be administered (e.g., would a shareholder receive a pro rata slice of the Fund’s portfolio, individual securities or a representative sample of securities).

Response. A Fund may satisfy an in-kind redemption request by any means it deems appropriate under the circumstances, including through a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio. The particular method chosen will depend on the unique facts and circumstances of the particular in-kind redemption (e.g., the value of the in-kind redemption relative to the Fund’s net assets, the nature of the assets included in the Fund’s portfolio, including any restrictions on transferability, and prevailing market conditions at the time of the in-kind redemption).

b.       Please disclose that securities received by a shareholder in-kind in connection with a redemption in-kind are subject to market risk until sold and may subject the investor to tax liabilities and transaction costs.

Rebecca Marquigny, Esq.

September 29, 2020

Response. The requested change has been made.

c.       In the last sentence of the last paragraph, please explain the additional circumstances under which the Fund may suspend selling shares.

Response. The referenced sentence discloses: “The Trust also reserves the right to suspend sales of shares of the Fund for any period during which the NYSE, the Adviser, the Administrator, the Transfer Agent and/or the Custodian are not open for business.” The Trust submits that the referenced disclosure describes the circumstances under which the Fund may suspend the sale of Fund shares.

24.	Comment. In the “Determination of Net Asset Value” section,

a.       Please clarify how derivatives will be valued for purposes of the 80% policy under the “Derivatives and Other Complex Securities” subsection.

Response. The Fund does not currently take into account, and does not disclose in the Prospectus or SAI that it takes into account, exposures created by derivative instruments for purposes of its 80% investment policy. Therefore, the Trust believes that the requested disclosure is not relevant to investors. Accordingly, the Trust respectfully declines to make the requested change.

b.       In the second paragraph under the “Derivatives and Other Complex Securities” subsection, please identify the criteria of eligibility of an independent source used to value foreign currency forward contracts. For example, are such vendors different than other pricing vendors?

Response. The requested change has been made.

25.	Comment. Regarding the last sentence of the last paragraph of the “Fund Transactions – Brokerage Selection” section, please directly state the consequences to the Fund’s shareholders if research credits referenced in this section do not fall within the safe harbor of Section 28(e).

Response. The requested change has been made.

26.	Comment. In the “Portfolio Holdings” section,

a.       Pursuant to Item 16(f)(2) of Form N-1A, please (i) disclose the identity of the Fund’s service providers that receive the nonpublic portfolio holdings disclosure and (ii) add the Fund’s legal counsel to such list.

Rebecca Marquigny, Esq.

September 29, 2020

Response. (i) The Trust believes that it currently discloses the identities of the Trust’s service providers in accordance with Item 16(f)(2) of Form N-1A. (ii) The requested change has been made.

b.       Please explain supplementally the circumstances contemplated by the last paragraph of this section.

Response. The purpose of the last paragraph of this section is to disclose the fact that (i) the Adviser may manage other client assets pursuant to the same investment strategy as the Fund, (ii) such other clients may have more frequent access to the holdings in their accounts than investors in the Fund have access to the Fund’s portfolio holdings and (iii) such other clients, therefore, may be able to infer the Fund’s holdings before such holdings are publicly disclosed.

Comments on Part C

27.	Comment. Please confirm that all exhibits applicable to the Fund will be filed as exhibits to the Trust’s filing under Rule 485(b) under the 1933 Act with respect to the Fund before the shares of the Fund are publicly offered.

Response. The Trust confirms that all exhibits applicable to the Fund have been filed as exhibits to the Trust’s filing under Rule 485(b) under the 1933 Act with respect to the Fund, which was filed with the SEC concurrently with this letter.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese